[Letterhead of Tasker Products Corp.]

October 27, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tasker Products Corp.
Registration Statement on Form S-1
File No. 333-133549

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, Tasker Products Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-133549) under said Act, so that the same will be declared effective on Monday, October 30, 2006 at 4:30 p.m., Washington, D.C. time, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Stathis Kouninis
Stathis Kouninis
Chief Financial Officer

cc: Andrew Schoeffler